Exhibit 99.1

Canadian Solar Reports Fourth Quarter and Full Year 2022 Results

Guelph, Ontario, March 21, 2023 – Canadian Solar Inc. (“Canadian Solar” or the “Company”) (NASDAQ: CSIQ) today announced financial results for the fourth quarter and full year ended December 31, 2022.

Fourth Quarter 2022 Highlights

•	68% increase in solar module shipments year-over-year (“yoy”) to 6.4 GW, above guidance range of 6.0 GW to 6.3 GW.
•	29% increase in revenue yoy to $1.97 billion, above guidance range of $1.8 billion to $1.9 billion.
•	17.7% gross margin at the high end of guidance range of 16% to 18%.
•	Net income attributable to Canadian Solar of $78 million or $1.11 per diluted share.

Full Year 2022 Highlights

•	Record revenues of $7.47 billion, a 42% increase yoy.
•	Record net income attributable to Canadian Solar of $240 million, or $3.44 per diluted share.
•	Record solar module shipments of 21.1 GW by CSI Solar, a 45% increase yoy.
•	Record utility-scale battery storage shipments of 1.79 GWh by CSI Solar, doubling last year.
•	25 GWp of solar development pipeline and 47 GWh of battery storage development pipeline, as of January 31, 2023 (Global Energy).

Dr. Shawn Qu, Chairman and CEO, commented, “We achieved record financial results in 2022, with revenue increasing 42% and net income attributable to shareholders increasing 152%. Our company and industry are at a critical turning point as we transition towards a grid parity market where clean energy investments are attractive both economically and from a sustainability standpoint, unlocking significant global demand. In addition, as solar equipment costs reach closer to the bottom of the cost curve, volume growth is translating into both revenue and earnings growth, driven by a combination of a stabler cost structure, increasing pricing power and operating leverage. This is evident in our 2022 results and adds to our confidence in our future growth opportunities. Lastly, CSI Solar's carve-out IPO just got approved by China Securities Regulatory Commission as we speak today.”

Yan Zhuang, President of Canadian Solar’s CSI Solar subsidiary, said, “We achieved significant growth and profitability improvements throughout 2022. We continued to focus on strengthening our competitive advantage in technology and product leadership, positioning our brand in high-priced premium markets, building on strong customer and channel relationships, and increasing control over costs through vertical integration of manufacturing capabilities. Both material and logistical costs declined further. Looking ahead, we expect significant growth driven by our solar and battery storage offerings. In particular, we achieved over $1 billion in contracted battery storage revenues as of January 31, 2023, giving us significant visibility over our multi-year growth prospects and ability to deliver sustainable long-term value to our shareholders.”

Ismael Guerrero, Corporate VP and President of Canadian Solar’s Global Energy subsidiary, said, “The fourth quarter of 2022 was impacted by the timing of project sales, as expected, and adjustments in our growth strategy to hold valuable solar assets for the longer term. We continue to execute on 25 GW of solar and 47 GWh of battery storage projects (of which 13.5 GW and 11.6 GWh respectively have interconnections), one of the largest pipelines globally, and create value in our projects.”

Dr. Huifeng Chang, Senior VP and CFO, added, “In the fourth quarter, we achieved $1.97 billion in revenue, a 17.7% gross margin, and net income of $1.11 per diluted share. We ended the quarter with a total cash position of $2.0 billion and reduced our leverage from a net debt to EBITDA standpoint. Overall, we remain disciplined in our capital deployment and are positioned to capture long-term growth and value.”

Fourth Quarter 2022 Results

Total module shipments recognized as revenues in the fourth quarter of 2022 were 6.4 GW, up 68% yoy. Of the total, 216 MW were shipped to the Company’s own utility-scale solar power projects.

Net revenues in the fourth quarter of 2022 were up 29% yoy and 2% quarter-over-quarter (“qoq”) to $1.97 billion. The sequential increase primarily reflects higher solar module shipment volumes, partially offset by a small decline in module average selling price (“ASP”) and lower revenue from battery storage solutions and project sales. The yoy increase was mainly driven by the significant increase in solar module shipments.

Gross profit in the fourth quarter of 2022 was $349 million, up 16% yoy and down 4% qoq. Gross margin in the fourth quarter of 2022 was 17.7%, compared to 18.8% in the third quarter of 2022, at the high end of the guidance range. The gross margin decline was mainly driven by lower margin contribution from project sales and lower module ASPs, partially offset by lower manufacturing costs and the depreciation of the Renminbi relative to the U.S. Dollar.

Total operating expenses in the fourth quarter of 2022 were $213 million compared to $274 million in the third quarter of 2022 and $234 million in the fourth quarter of 2021. The decrease was mainly driven by lower logistics costs and a lower impairment charge related to certain manufacturing assets.

Depreciation and amortization charges in the fourth quarter of 2022 were $50 million, compared to $56 million in the third quarter of 2022 and $84 million in the fourth quarter of 2021. The decline was mainly driven by an accelerated depreciation of a production facility that occurred in the fourth quarter of 2021 and currency translation of the Renminbi relative to the U.S. Dollar.

Net interest expense in the fourth quarter of 2022 was $11 million, compared to net interest income of $4 million in the third quarter of 2022 and net interest expense of $13 million in the fourth quarter of 2021. Net interest expense returned to a normalized level in the fourth quarter with the absence of an interest benefit generated by the anti-dumping and countervailing duty deposit refunds in the third quarter of 2022.

Net foreign exchange and derivative loss in the fourth quarter of 2022 was $15 million, compared to a net gain of $39 million in the third quarter of 2022 and a net gain of $1 million in the fourth quarter of 2021. The net foreign exchange loss was mainly driven by the strengthening of the Euro and the Japanese Yen against the U.S. Dollar.

Net income attributable to Canadian Solar in the fourth quarter of 2022 was $78 million, or $1.11 per diluted share (“diluted EPS”), compared to net income of $78 million, or $1.12 per diluted share, in the third quarter of 2022, and net income of $26 million, or $0.39 per diluted share, in the fourth quarter of 2021.

Net cash flow provided by operating activities in the fourth quarter of 2022 was $397 million, compared to $68 million in the third quarter of 2022. The increase in operating cash inflow was mainly driven by changes in working capital.

Total debt was $2,593 million as of December 31, 2022, compared to $2,713 million as of September 30, 2022, and included $684 million and $842 million of debt related to project assets as of December 31, 2022 and September 30, 2022, respectively. Non-recourse debt used to finance solar power systems and project assets increased to $365 million as of December 31, 2022, from $311 million as of September 30, 2022.

Total project assets at the end of the fourth quarter of 2022 were $824 million, compared to $911 million at the end of the third quarter of 2022. Project assets are projects that are developed and built for sale, as part of Global Energy’s business model.

The net value of solar power systems at the end of the fourth quarter of 2022 were $365 million, compared to $101 million at the end of the third quarter of 2022. Solar power systems are projects that are developed and built to hold on the Company’s balance sheet. During the fourth quarter of 2022, the Company determined that certain solar projects in Brazil and Italy with book value of $264 million were appropriately reclassified as solar power systems as the intention on these projects transitioned to be held on the Company’s balance sheet for the purpose of generating long-term electricity income.

Corporate Structure

The Company has two business segments: Global Energy and CSI Solar, which operate as follows:

The Global Energy segment carries out the Company’s global project development activities for both solar and battery storage project development, which include sourcing land, interconnection agreements, structuring power purchase agreements (PPAs) and other permits and requirements. The Global Energy segment develops both stand-alone solar and stand-alone battery storage projects, as well as hybrid solar plus storage projects. Its monetization strategies vary between develop-to-sell, build-to-sell, and build-to-own, depending on business strategies and market conditions, with the goal of maximizing returns, accelerating cash turn, and minimizing capital risk.

The CSI Solar segment consists of solar module manufacturing and total system solutions, including inverters, solar system kits and EPC (engineering, procurement, and construction) services. The CSI Solar segment also includes the Company’s battery storage system integration business, delivering bankable, end-to-end, turnkey battery storage solutions for utility-scale, commercial and industrial, and residential applications. These storage systems solutions are complemented with long-term service agreements, including future battery capacity augmentation services.

Global Energy Segment

Canadian Solar has one of the world’s largest and most geographically diversified utility-scale solar and energy storage project development platforms, with a strong track record of originating, developing, financing, and building nearly 9 GWp of solar power plants and 3 GWh of battery storage power plants across six continents. As of January 2023, the Company had a total global solar pipeline of 25 GWp and an energy storage project development pipeline of 47 GWh.

The continued pipeline expansion and strong project development track record support Global Energy’s growth in three key areas:

1.	Project sales: The Company plans to grow its volume of project sales by a compound annual growth rate of approximately 20% to 2026, while holding and accumulating assets through investment vehicles (see below) in order to better capture asset value.

2.	Investment vehicles: The Company is optimizing its project monetization strategy by establishing local investment vehicles to help maximize the value of its project assets while retaining minority ownership in these vehicles. This approach will help the Company build and grow a stable base of long-term cash flows from contracted electricity while recycling a large portion of the capital into developing new solar projects for growth. Meanwhile, the Company expects to capture additional operational value throughout the partial ownership period, including long-term cash flows from power sales, operations and maintenance (“O&M”) and other services (see point 3). The Company currently owns a 15% stake in the Canadian Solar Infrastructure Fund (“CSIF”, TSE: 9284), the largest Japanese infrastructure fund listed on the Tokyo Stock Exchange, and has established the CSFS Fund I, a fund of a similar nature in Italy.

3.	Services: The Company currently manages over 3.7 GW of operational projects under long-term O&M agreements, and an additional 2.3 GW of contracted projects that will be operated and maintained by the Company once they are placed in operation. The Company’s target is to reach 20 GW of projects under O&M agreements by 2026.

Management targets to achieve the following over the next few years:

Global Energy Targets	2022A	2023E	2024E	2025E	2026E
Annual Project Sales, GWp	2.0	2.8-3.3	3.5-4.0	4.0-4.5	4.3-4.8
Operational O&M Projects, GWp	3.7	7.5	11	15	20
Net Cumulative Projects Retained, MWp*	417	630	1,000	1,100	1,300
Gross Cumulative Projects Retained, MWp*	1,400	2,580	3,500	4,000	5,000

*Net projects retained represents CSIQ’s net partial ownership of solar projects; the gross number represents the aggregate gross size of projects, including the share which is not owned by CSIQ.

Project Development Pipeline – Solar

As of January 31, 2023, the Company’s total solar project development pipeline was 24.7 GWp, including 1.8 GWp under construction, 4.9 GWp of backlog, and 18.0 GWp of projects in advanced and early-stage pipelines, defined as follows:

•	Backlog projects are late-stage projects that have passed their risk cliff date and are expected to start construction in the next 1-4 years. A project’s risk cliff date is the date on which the project passes the last high-risk development stage and varies depending on the country where it is located. This is usually after the projects have received all the required environmental and regulatory approvals, and entered into interconnection agreements, feed-in tariff (“FIT”) arrangements and power purchase agreements (“PPAs”). Over 90% of projects in backlog are contracted (i.e., have secured a PPA or FIT), and the remaining are reasonably assured of securing PPAs.

•	Advanced pipeline projects are mid-stage projects that have secured or have more than 90% certainty of securing an interconnection agreement.

•	Early-stage pipeline projects are early-stage projects controlled by Canadian Solar that are in the process of securing interconnection.

The following table presents Global Energy’s total solar project development pipeline.

Total Project Pipeline (as of January 31, 2023) – MWp*
Region	In Construction	Backlog	Advanced Pipeline	Early-Stage Pipeline	Total
North America	-	422	2,310	4,324	7,056
Latin America	1,400**	2,397**	908	510	5,215
Europe, the Middle East and Africa (“EMEA”)	89	936	3,509	2,803	7,337
Japan	36	149	3	55	243
Asia Pacific excluding Japan and China	-	3	135	2,058	2,196
China	250	971**	-	1,475	2,696
Total	1,775	4,878	6,865	11,225	24,743

*All numbers are gross MWp.

**Including 645 MWp in construction and 282 MWp in backlog that are owned by or already sold to third parties.

Project Development Pipeline – Battery Storage

As of January 31, 2023, the Company’s total battery storage project development pipeline was 46.9 GWh, including 0.3 GWh under construction, 2.9 GWh of backlog, and 43.7 GWh of projects in advanced and early-stage pipelines.

The table below sets forth Global Energy’s total storage project development pipeline.

Storage Project Development Backlog and Pipeline (as of January 31, 2023) – MWh
Region	In Construction	Backlog	Advanced Pipeline	Early-Stage Pipeline	Total
North America	-	-	4,098	15,382	19,480
Latin America	-	2,300	1,650	970	4,920
EMEA	-	110	2,620	9,999	12,729
Japan	-	-	-	19	19
Asia Pacific, excluding Japan and China	20	458	-	1,640	2,118
China	300	-	-	7,300	7,600
Total	320	2,868	8,368	35,310	46,866

Projects in Operation – Solar and Battery Storage Power Plants

As of January 31, 2023, the Company’s solar power plants in operation totaled 574 MWp, with a combined estimated net resale value of approximately $620 million to Canadian Solar. The estimated net resale value is based on selling prices that Canadian Solar is currently negotiating or comparable asset sales.

Solar Power Plants in Operation – MW*
Latin America	Japan	Asia Pacific ex. Japan and China	China	Total
336	140	12	86	574

*All numbers are net MWp owned by Canadian Solar; total gross MWp of projects is 1,027 MWp, including volume that is already sold to third parties.

As of January 31, 2023, the Company’s battery storage power plants in operation totaled 280 MWh, representing the 20% interest Canadian Solar retains in the 1,400 MWh Crimson standalone battery storage project in California.

Operating Results

The following table presents select unaudited results of operations data of the Global Energy segment for the periods indicated.

Global Energy Segment Financial Results (In Thousands of U.S. Dollars, Except Percentages)
	Three Months Ended			Twelve Months Ended
	December 31, 2022	September 30, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Net revenues	73,650	100,925	232,418	821,525	1,124,083
Cost of revenues	57,686	53,366	224,359	660,161	930,099
Gross profit	15,964	47,559	8,059	161,364	193,984
Operating expenses	17,315	20,512	22,787	81,000	96,805
Income (loss) from operations*	(1,351)	27,047	(14,728)	80,364	97,179
Gross margin	21.7%	47.1%	3.5%	19.6%	17.3%
Operating margin	-1.8%	26.8%	-6.3%	9.8%	8.6%

*Income (loss) from operations reflects management’s allocation and estimate as some services are shared by the Company’s two business segments.

CSI Solar Segment

Solar Modules

CSI Solar shipped 6.4 GW of solar modules to more than 70 countries in the fourth quarter of 2022. For both the fourth quarter and full year of 2022, the top five markets ranked by shipments were China, the U.S., Brazil, Spain, and Germany.

CSI Solar’s 2023 solar capacity expansion targets are set forth below.

	Solar Manufacturing Capacity, GW*
	December 2022 Actual	June 2023 Plan	December 2023 Plan
Ingot	20.4	20.4	20.4
Wafer	20.0	21.0	35.0
Cell	19.8	26.0	50.0
Module	32.2	36.7	50.0

*Nameplate annualized capacities at said point in time. Capacity expansion plans are subject to change without notice based on market conditions and capital allocation plans.

Battery Storage Solutions

Within CSI Solar, the battery storage solutions team, namely CSI Energy Storage, provides customers with competitive turnkey, integrated, utility-scale battery storage solutions, including bankable and fully wrapped capacity and operating performance levels. System performance is complemented with long-term service agreements, which include future battery capacity augmentation services and bring in long-term, stable income.

As of January 31, 2023, CSI Energy Storage had a total project turnkey pipeline of 22.6 GWh, which includes both contracted and in construction projects, as well as projects at different stages of the negotiation process. CSI Energy Storage was also managing 2.3 GWh of projects under long-term service agreements, which are operational battery storage projects delivered by CSI Energy Storage that are under multi-year long-term service agreements and generate recurring earnings.

The total contracted turnkey pipeline was over $1 billion, which are contractual obligations that provide significant earnings visibility over a multi-year period.

During 2022, CSI Energy Storage launched the SolBank, a lithium iron phosphate (LiFePO4) chemistry-based battery storage enclosure with up to 2.8 MWh of usable energy capacity, specifically engineered for utility-scale applications. The SolBank is designed with liquid cooling and humidity control, active balancing BMS (battery management system) technologies, and complies with the latest international safety and compliance standards. CSI Energy Storage produces the SolBank on fully automated, state-of-the-art production and testing facilities.

The table below sets forth CSI Energy Storage’s battery storage manufacturing capacity expansion targets.

Battery Storage Manufacturing Capacity, GWh*	December 2022 Actual	December 2023 Plan
SolBank	2.5	10.0

*Nameplate annualized capacities at said point in time. Capacity expansion plans are subject to change without notice based on market conditions and capital allocation plans.

Operating Results

The following table presents select unaudited results of operations data of the CSI Solar segment for the periods indicated.

CSI Solar Segment Financial Results* (In Thousands of U.S. Dollars, Except Percentages)
	Three Months Ended			Twelve Months Ended
	December 31, 2022	September 30, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Net revenues	1,976,045	1,973,163	1,343,278	6,975,612	4,371,603
Cost of revenues	1,631,417	1,632,518	1,056,750	5,824,855	3,689,126
Gross profit	344,628	340,645	286,528	1,150,757	682,477
Operating expenses	192,099	243,667	204,969	806,959	608,345
Income from operations	152,529	96,978	81,559	343,798	74,132
Gross margin	17.4%	17.3%	21.3%	16.5%	15.6%
Operating margin	7.7%	4.9%	6.1%	4.9%	1.7%

*Include effects of both sales to third-party customers and to the Company’s Global Energy segment. Please refer to the attached financial tables for intercompany transaction elimination information. Income from operations reflects management’s allocation and estimate as some services are shared by the Company’s two business segments.

The table below provides the geographic distribution of the net revenues of CSI Solar:

CSI Solar Net Revenues Geographic Distribution* (In Millions of U.S. Dollars, Except Percentages)
	Q4 2022	% of Net Revenues	Full Year 2022	% of Net Revenues
Asia	846	45	2,576	39
Americas	635	33	2,480	37
Europe and others	417	22	1,591	24
Total	1,898	100	6,647	100

*Excludes sales from CSI Solar to Global Energy.

Business Outlook

The Company’s business outlook is based on management’s current views and estimates given factors such as existing market conditions, order book, production capacity, input material prices, foreign exchange fluctuations, anticipated timing of project sales, and the global economic environment. This outlook is subject to uncertainty with respect to, among other things, customer demand, project construction and sale schedules, product sales prices and costs, supply chain constraints, and geopolitical conflicts. Management’s views and estimates are subject to change without notice.

For the first quarter of 2023, the Company expects total revenue to be in the range of $1.6 billion to $1.8 billion. Gross margin is expected to be between 18% to 20%. Total module shipments recognized as revenues by CSI Solar are expected to be in the range of 5.9 GW to 6.2 GW, including approximately 133 MW to the Company’s own projects.

For the full year of 2023, the Company reiterates its prior outlook for CSI Solar’s total module shipments to be in the range of 30 GW to 35 GW. CSI Solar’s battery storage shipments are expected to be in the range of 1.8 GWh to 2.0 GWh, representing this year’s transition from white label to own manufactured product. The Company’s total revenue is expected to be in the range of $8.5 billion to $9.5 billion.

Dr. Shawn Qu, Chairman and CEO, commented, “Our strategy remains to focus on profitable growth and investing to improve our long-term competitive advantage. The first quarter of the year is always seasonally softer and thus we expect an acceleration in end market demand through the year as the large global pipeline of customer projects are executed. Margins are taking a turn for the better as we continue to deliver on our vertical integration and cost reduction programs, further helped by lower raw material input costs. On the operating profit side, we expect to achieve operating leverage this year from the significant volume growth, especially given the decline in unit logistics costs. Overall, we continue to position our business competitively and drive value for our shareholders.”

Recent Developments

Global Energy

On March 7, 2023, Canadian Solar announced three solar power projects in Japan totaling 42 MWp reached commercial operation. The three projects are powered by Canadian Solar bifacial BiHiKu modules, and the energy generated is being purchased by grid operators in their respective areas under Japan’s feed-in-tariff program for approximately 19 years at the rates of JPY32 (US$0.24), JPY14.49 (US$0.11), and JPY14.25 (US$0.10) per kWh.

On March 6, 2023, Canadian Solar announced that six solar power projects totaling 685 MW in Spain received favorable Environmental Impact Assessments (EIA) from the Spanish regulatory authorities. The EIA assess the direct and indirect impacts of a power project based on a range of environmental factors, including the impacts on the local community, biodiversity, land, soil, water, air, climate, landscape, and cultural heritage. The EIA procedures ensure environmental protection and consideration are considered from the very beginning of project development activities. The process also fosters public engagement and provides transparency in the decision-making process.

On February 27, 2023, Canadian Solar announced Canadian Solar EMEA Capital Markets, S.A.U., an indirectly wholly-owned subsidiary of Canadian Solar incorporated in Spain (part of Global Energy), registered its €100 million medium term note program in the MARF (a Spanish multilateral trading facility). The notes may qualify as “green bonds” pursuant to the International Capital Market Association (ICMA) Green Bond Principles and the Green Financing Framework approved by the Company. Canadian Solar’s Green Financing Framework received a favorable third-party opinion from Sustainalytics. The note program provides Canadian Solar a framework that can allow the Company to quickly access the capital markets and raise capital in a series of issuances, increasing its sustainable investment footprint and using the proceeds to finance the development and acquisition of new solar PV and battery storage projects.

On January 31, 2023, Canadian Solar announced that its Global Energy business signed an agreement to sell 30% of the preferred units of the Company’s first Italian alternative investment fund (CSFS Fund I) to Gardant Investor SGR. CSFS Fund I is a closed-ended, real-estate reserved alternative investment fund managed by Finint Investments SGR. CSFS Fund I's perimeter includes a portfolio of seven solar power projects with a total capacity of 124.2 MWp, located in Italy. These projects are currently under construction and expected to reach commercial operation between March and December of 2023. Canadian Solar developed these projects and will provide the operations and maintenance services once they are completed.

On November 17, 2022, Canadian Solar announced that its Japan flagship mega-project, the 100 MWp Azuma Kofuji solar project located in the Fukushima Prefecture, had reached commercial operation. The Azuma Kofuji project is Canadian Solar's largest project in Japan and Fukushima Prefecture’s largest operational solar project to date. The energy generated by Azuma Kofuji plant is being purchased by the Tohoku Electric Power Company at the rate of JPY36 (U$0.26) per kWh under Japan’s feed-in-tariff program for over 18 years. Canadian Solar’s local subsidiary will perform the long-term operations and maintenance of the power plant.

CSI Solar

On February 23, 2023, Canadian Solar announced that its majority-owned subsidiary, CSI Solar, was selected to provide 487 MWh of SolBank energy storage products to Aypa Power, a Blackstone portfolio company, to support Aypa Power’s 487 MWh standalone energy storage project in Southern California. The standalone energy storage project is expected to be operational by the first half of 2024.

On February 15, 2023, Canadian Solar announced that its majority-owned subsidiary, CSI Solar, would launch the EP Cube, its residential all-in-one energy storage solutions in Europe, following the successful launch in North America in September 2022. The EP Cube allows users to increase the efficiency of their self-consumption solar PV installations by storing, managing, and using the electricity generated with their own PV system. EP Cube is a flexible and smart solution that optimizes costs and reduces users' reliance on the electrical grid, at a time of elevated electricity prices.

On January 30, 2023, Canadian Solar announced that a wholly-owned subsidiary of its majority-owned subsidiary CSI Solar entered into a multi-year investment agreement with the municipal government of Yangzhou City in Jiangsu Province, China. Under the agreement, CSI Solar plans to add vertically integrated high efficiency wafer, cell, and module capacity, as well as battery system manufacturing capacity, in Yangzhou's clean energy manufacturing industrial park. The project plan will be carried out in three phases, with phase I being 14 GW of wafer and cell capacity. Phase I is expected to commence production in the second half of 2023, while the implementation of phase II and III is subject to change, at the Company's discretion, based on market conditions and the Company's assessments.

On January 4, 2023, Canadian Solar announced that CSI Energy Storage, which is part of its majority-owned subsidiary CSI Solar, has been selected to provide up to 550 MWh of SolBank energy storage products to Pulse Clean Energy ("Pulse") to be used in various UK-based projects. Under the agreement, CSI Energy Storage will also provide commissioning services for the products, in addition to long-term warranties and performance guarantees.

On December 15, 2022, Canadian Solar announced that its majority-owned subsidiary, CSI Solar, will start mass production of high efficiency N-type TOPCon (Tunnel Oxide Passivated Contact) solar modules in the first quarter of 2023. Canadian Solar's TOPCon modules are best in class and have a power output of up to 690W, and a cell conversion efficiency of around 25.0%, which is 1.5% higher than the average cell efficiency of the mainstream products in the market.

On December 5, 2022, Canadian Solar announced that its majority-owned subsidiary, CSI Solar, signed a 256 MW solar module contract with SOLA Group, a Cape Town-based independent power producer. The 256 MWs will supply the first two largest utility-scale solar power projects in South Africa, which are based on private power purchase agreements.

On November 21, 2022, Canadian Solar announced that CSI Energy Storage, which is part of its majority-owned subsidiary CSI Solar, has been selected to provide up to 2.6 GWh of battery solutions over the next few years for the build-out of energy storage projects managed by UBS Asset Management's Real Estate & Private Markets business in North America.

Conference Call Information

The Company will hold a conference call on Tuesday, March 21, 2023, at 8:00 a.m. U.S. Eastern Daylight Time (8:00 p.m., Tuesday, March 21, 2023, in Hong Kong) to discuss its fourth quarter and full year 2022 results and business outlook. The dial-in phone number for the live audio call is +1-877-704-4453 (toll-free from the U.S.), 800-965-561 (toll-free from Hong Kong), 400-120-2840 (local dial-in from Mainland China) or +1-201-389-0920 from international locations. The conference ID is 13736481. A live webcast of the conference call will also be available on the investor relations section of Canadian Solar’s website at www.canadiansolar.com.

A replay of the call will be available 2 hours after the conclusion of the call until 11:00 p.m. U.S. Eastern Daylight Time on Tuesday, April 4, 2023 (11:00 a.m., April 5, 2023, in Hong Kong) and can be accessed by +1-844-512-2921 (toll-free from the U.S.), or +1-412-317-6671 from international locations. The replay pin number is 13736481. A webcast replay will also be available on the investor relations section of Canadian Solar’s website at www.canadiansolar.com.

About Canadian Solar Inc.

Canadian Solar was founded in 2001 in Canada and is one of the world’s largest solar technology and renewable energy companies. It is a leading manufacturer of solar photovoltaic modules, provider of solar energy and battery storage solutions, and developer of utility-scale solar power and battery storage projects with a geographically diversified pipeline in various stages of development. Over the past 22 years, Canadian Solar has successfully delivered around 88 GW of premium-quality, solar photovoltaic modules to customers across the world. Likewise, since entering the project development business in 2010, Canadian Solar has developed, built and connected around 8.8 GWp in over 20 countries across the world. Currently, the Company has approximately 574 MWp of projects in operation, 6.7 GWp of projects under construction or in backlog (late-stage), and an additional 18 GWp of projects in advanced and early-stage pipeline. Canadian Solar is one of the most bankable companies in the solar and renewable energy industry, having been publicly listed on the NASDAQ since 2006. For additional information about the Company, follow Canadian Solar on LinkedIn or visit www.canadiansolar.com.

Safe Harbor/Forward-Looking Statements

Certain statements in this press release, including those regarding the Company’s expected future shipment volumes, revenues, gross margins and project sales are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include general business, regulatory and economic conditions and the state of the solar and battery storage market and industry; geopolitical tensions and conflicts, including impasses, sanctions and export controls; volatility, uncertainty, delays and disruptions related to the COVID-19 pandemic; supply chain disruptions; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand from major markets such as Japan, the U.S., China, Brazil and Europe; changes in effective tax rates; changes in customer order patterns; changes in product mix; changes in corporate responsibility, especially environmental, social and governance (“ESG”) requirements; capacity utilization; level of competition; pricing pressure and declines in or failure to timely adjust average selling prices; delays in new product introduction; delays in utility-scale project approval process; delays in utility-scale project construction; delays in the completion of project sales; continued success in technological innovations and delivery of products with the features that customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange and inflation rate fluctuations; uncertainties related to the CSI Solar carve-out listing; litigation and other risks as described in the Company’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on April 28, 2022, as amended on October 18, 2022. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.

FINANCIAL TABLES FOLLOW

The following tables provide unaudited select financial data for the Company’s CSI Solar and Global Energy businesses.

	Select Financial Data – CSI Solar and Global Energy
	Three Months Ended December 31, 2022 (In Thousands of U.S. Dollars, Except Percentages)
	CSI Solar	Global Energy	Elimination and unallocated items (1)	Total
Net revenues	1,976,045	73,650	(78,099)	1,971,596
Cost of revenues	1,631,417	57,686	(66,136)	1,622,967
Gross profit	344,628	15,964	(11,963)	348,629
Gross margin	17.4%	21.7%	—	17.7%
Income (loss) from operations (2)	152,529	(1,351)	(15,416)	135,762

	Select Financial Data – CSI Solar and Global Energy
	Twelve Months Ended December 31, 2022 (In Thousands of U.S. Dollars, Except Percentages)
	CSI Solar	Global Energy	Elimination and unallocated items (1)	Total
Net revenues	6,975,612	821,525	(328,527)	7,468,610
Cost of revenues	5,824,855	660,161	(279,542)	6,205,474
Gross profit	1,150,757	161,364	(48,985)	1,263,136
Gross margin	16.5%	19.6%	—	16.9%
Income from operations (2)	343,798	80,364	(68,101)	356,061

	Select Financial Data – CSI Solar and Global Energy
	Three Months Ended December 31, 2021 (In Thousands of U.S. Dollars, Except Percentages)
	CSI Solar	Global Energy	Elimination and unallocated items (1)	Total
Net revenues	1,343,278	232,418	(46,977)	1,528,719
Cost of revenues	1,056,750	224,359	(53,684)	1,227,425
Gross profit	286,528	8,059	6,707	301,294
Gross margin	21.3%	3.5%	—	19.7%
Income (loss) from operations (2)	81,559	(14,728)	594	67,425

	Select Financial Data – CSI Solar and Global Energy
	Twelve Months Ended December 31, 2021 (In Thousands of U.S. Dollars, Except Percentages)
	CSI Solar	Global Energy	Elimination and unallocated items (1)	Total
Net revenues	4,371,603	1,124,083	(218,517)	5,277,169
Cost of revenues	3,689,126	930,099	(251,368)	4,367,857
Gross profit	682,477	193,984	32,851	909,312
Gross margin	15.6%	17.3%	—	17.2%
Income from operations (2)	74,132	97,179	19,070	190,381

(1)	Includes inter-segment elimination, and unallocated corporate costs not considered part of management’s evaluation of business segment operating performance.
(2)	Income (loss) from operations reflects management’s allocation and estimate as some services are shared by the Company’s two business segments.

	Select Financial Data - CSI Solar and Global Energy
	Three Months Ended December 31, 2022	Three Months Ended September 30, 2022	Three Months Ended December 31, 2021

	(In Thousands of U.S. Dollars)
CSI Solar Revenues:
Solar modules	1,642,144	1,578,695	1,060,303
Solar system kits	157,845	139,091	79,085
Utility-scale battery storage	48,992	81,100	88,430
Residential battery storage	686	—	—
China energy/EPC (incl. electricity sales)	20,933	4,058	55,051
Others	27,346	28,610	13,432
Subtotal	1,897,946	1,831,554	1,296,301
Global Energy Revenues:
Solar and battery storage projects	58,504	84,725	218,509
O&M and asset management services	8,087	9,996	8,730
Others (incl. electricity sales)	7,059	6,204	5,179
Subtotal	73,650	100,925	232,418
Total net revenues	1,971,596	1,932,479	1,528,719

	Select Financial Data - CSI Solar and Global Energy
	Twelve Months Ended December 31, 2022	Twelve Months Ended December 31, 2021

	(In Thousands of U.S. Dollars)
CSI Solar Revenues:
Solar modules	5,534,379	3,328,301
Solar system kits	538,157	302,133
Utility-scale battery storage	440,030	222,655
Residential battery storage	686	—
China energy/EPC (incl. electricity sales)	35,711	178,830
Others	98,122	121,167
Subtotal	6,647,085	4,153,086
Global Energy Revenues:
Solar and battery storage power projects	761,677	1,064,178
O&M and asset management services	33,776	35,334
Others (incl. electricity sales)	26,072	24,571
Subtotal	821,525	1,124,083
Total net revenues	7,468,610	5,277,169

Canadian Solar Inc.

Unaudited Condensed Consolidated Statements of Operations

(In Thousands of U.S. Dollars, Except Share and Per Share Data)

	Three Months Ended			Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2022	2022	2021	2022	2021
Net revenues	$1,971,596	$1,932,479	$1,528,719	$7,468,610	$5,277,169
Cost of revenues	1,622,967	1,569,913	1,227,425	6,205,474	4,367,857
Gross profit	348,629	362,566	301,294	1,263,136	909,312

Operating expenses:
Selling and distribution expenses	126,313	165,751	129,463	558,926	398,650
General and administrative expenses	89,207	102,192	89,663	342,129	308,942
Research and development expenses	20,607	17,885	19,306	69,822	58,407
Other operating income, net	(23,260)	(11,929)	(4,563)	(63,802)	(47,068)
Total operating expenses	212,867	273,899	233,869	907,075	718,931

Income from operations	135,762	88,667	67,425	356,061	190,381
Other income (expense):
Interest expense	(20,195)	(19,060)	(15,532)	(74,266)	(58,153)
Interest income	9,287	22,900	2,713	40,615	11,051
Gain (loss) on change in fair value of derivatives, net	(27,071)	12,189	13,485	(44,489)	23,785
Foreign exchange gain (loss), net	11,610	26,884	(12,937)	77,689	(47,234)
Investment income (loss), net	2,628	(3,230)	9,327	858	18,634
Total other income (expense)	(23,741)	39,683	(2,944)	407	(51,917)

Income before income taxes and equity in earnings of affiliates	112,021	128,350	64,481	356,468	138,464
Income tax expense	(21,850)	(28,955)	(26,516)	(73,353)	(35,844)
Equity in earnings of affiliates	8,653	2,847	1,647	15,440	7,256
Net income	98,824	102,242	39,612	298,555	109,876

Less: Net income attributable to non-controlling interests	20,990	23,777	13,648	58,587	14,628

Net income attributable to Canadian Solar Inc.	$77,834	$78,465	$25,964	$239,968	$95,248

Earnings per share - basic	$1.21	$1.22	$0.41	$3.73	$1.55
Shares used in computation - basic	64,505,398	64,494,260	63,470,059	64,324,558	61,614,391
Earnings per share - diluted	$1.11	$1.12	$0.39	$3.44	$1.46
Shares used in computation - diluted	71,307,345	71,402,769	70,506,025	71,183,135	68,872,102

Canadian Solar Inc.
Unaudited Condensed Consolidated Statement of Comprehensive Income (Loss)
(In Thousands of U.S. Dollars)

	Three Months Ended			Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2022	2022	2021	2022	2021
Net Income	$98,824	$102,242	$39,612	$298,555	$109,876
Other comprehensive income (loss) (net of tax):
Foreign currency translation adjustment	73,310	(104,581)	22,013	(150,127)	(26,296)
Gain on changes in fair value of available-for-sale debt securities	306	369	—	904	—
Gain on changes in fair value of derivatives	34	332	59	716	59
Share of gain on changes in fair value of derivatives of affiliates	1,499	2,255	—	3,754	—
Comprehensive income	173,973	617	61,684	153,802	83,639
Less: comprehensive income attributable to non-controlling interests	30,631	6,547	18,281	34,345	10,296
Comprehensive income (loss) attributable to Canadian Solar Inc.	$143,342	$(5,930)	$43,403	$119,457	$73,343

Canadian Solar Inc.
Unaudited Condensed Consolidated Balance Sheets
(In Thousands of U.S. Dollars)

	December 31,	December 31,
	2022	2021
ASSETS
Current assets:
Cash and cash equivalents	$981,434	$869,831
Restricted cash	978,116	560,633
Accounts receivable trade, net	970,950	651,372
Accounts receivable, unbilled	57,770	37,244
Amounts due from related parties	48,614	73,042
Inventories	1,524,095	1,192,374
Value added tax recoverable	158,773	125,882
Advances to suppliers, net	253,484	225,879
Derivative assets	17,516	7,286
Project assets	385,964	594,107
Prepaid expenses and other current assets	267,941	434,177
Total current assets	5,644,657	4,771,827
Restricted cash	9,953	3,818
Property, plant and equipment, net	1,826,643	1,401,877
Solar power systems, net	364,816	108,263
Deferred tax assets, net	229,226	236,503
Advances to suppliers, net	65,352	34,239
Prepaid land use rights	68,094	71,011
Investments in affiliates	115,784	98,819
Intangible assets, net	17,530	18,992
Project assets	438,529	433,254
Right-of-use assets	35,506	35,286
Amounts due from related parties	33,489	—
Other non-current assets	187,549	174,453
TOTAL ASSETS	$9,037,128	$7,388,342

Canadian Solar Inc.
Unaudited Condensed Consolidated Balance Sheets (Continued)
(In Thousands of U.S. Dollars)

	December 31,	December 31,
	2022	2021
Current liabilities:
Short-term borrowings	$1,443,816	$1,592,870
Accounts payable	805,300	502,995
Short-term notes payable	1,493,399	881,184
Amounts due to related parties	89	143
Other payables	853,040	667,854
Advances from customers	334,943	135,512
Derivative liabilities	25,359	2,622
Operating lease liabilities	9,810	12,185
Other current liabilities	248,772	242,783
Total current liabilities	5,214,528	4,038,148
Accrued warranty costs	76,677	45,146
Long-term borrowings	813,406	523,634
Convertible notes	225,977	224,675
Liability for uncertain tax positions	5,730	7,448
Deferred tax liabilities	66,630	48,150
Loss contingency accruals	5,000	15,148
Operating lease liabilities	25,714	23,215
Financing liabilities	—	53,641
Other non-current liabilities	296,772	282,699
TOTAL LIABILITIES	6,730,434	5,261,904
Equity:
Common shares	835,543	835,543
Additional paid-in capital	1,127	(19,428)
Retained earnings	1,275,520	1,035,552
Accumulated other comprehensive loss	(170,551)	(50,584)
Total Canadian Solar Inc. shareholders’ equity	1,941,639	1,801,083
Non-controlling interests	365,055	325,355
TOTAL EQUITY	2,306,694	2,126,438
TOTAL LIABILITIES AND EQUITY	$9,037,128	$7,388,342